                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                Youbet.com, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    987413101
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 2, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 987413101                   13D                    Page 2 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEW WORLD OPPORTUNITY PARTNERS I, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,914,143
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,914,143
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,914,143
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 987413101                   13D                    Page 3 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MICHAEL BRODSKY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,914,143
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,914,143
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,916,143
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 987413101                   13D                    Page 4 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS MUENSTER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,914,143
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,914,143
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,914,143
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 987413101                   13D                    Page 5 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JAY R. PRITZKER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 987413101                   13D                    Page 6 of 12 Pages
----------------------                                    ----------------------

      PRELIMINARY NOTE: New World  Opportunity  Partners I, LLC, Michael Brodsky
and Thomas  Muenster  filed a Schedule  13G/A on February 8, 2007 (the "Schedule
13G/A") reporting their aggregate  ownership of 3,916,143 of the Issuer's Shares
(defined below),  representing  approximately  9.3% of such Shares.  Between the date of the Schedule  13G/A and the date hereof,  the ownership of Shares by New
World  Opportunity  Partners I, LLC and Messrs.  Brodsky  and  Muenster  has not
changed.  This  Schedule  13D  reports,  among other  things,  all of the Shares previously  reported  on the  Schedule  13G/A  and  adds  Jay R.  Pritzker  as a
Reporting Person.

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  par value
$.001 (the "Shares"),  of Youbet.com,  Inc. (the  "Issuer").  The address of the principal  executive offices of the Issuer is 5901 De Soto Ave., Woodland Hills,
California 91367.

Item 2.     IDENTITY AND BACKGROUND.

            (a) This  statement  is filed by New World  Opportunity  Partners I,
LLC, a Delaware limited  liability  company ("NWOP I"), Michael Brodsky,  Thomas
Muenster (NWOP I and Messrs.  Brodsky and Muenster are collectively  referred to as the "NWOP Parties") and Jay R. Pritzker. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

            NWOP I is an entity that was formed for the purpose of  investing in securities for the benefit of its members,  including Jay R.  Pritzker.  Michael
Brodsky is the Manager Member of NWOP I. Thomas  Muenster is the Special Manager
of NWOP I. By  virtue  of their  positions  with  NWOP I,  Messrs.  Brodsky  and
Muenster  have shared power to vote and dispose of the Issuer's  Shares owned by
NWOP I. Jay R. Pritzker does not have the power to vote or dispose of the Shares owned  by NWOP I and does  not  beneficially  own any  other  securities  of the
Issuer.  Mr. Pritzker is a Reporting Person solely for the reasons  discussed in
Item 4.  Accordingly,  the Reporting  Persons are hereby filing a joint Schedule
13D.

            The  Reporting  Persons have entered into a Joint Filing  Agreement, dated  April 2,  2007,  a copy of which is  attached  as an  exhibit  hereto and incorporated  herein by reference,  pursuant to which the Reporting Persons have agreed to file this statement  jointly in accordance with the provisions of Rule
13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange
Act"). The Reporting Persons expressly  disclaim that they have agreed to act as a group other than as described in this Schedule 13D.  Pursuant to Rule 13d-4 of the Exchange Act, the  Reporting  Persons  expressly  declare that the filing of this  statement  shall not be construed as an admission that any such person is, for the purposes of Section  13(d) and/or  Section  13(g) of the Exchange Act or
otherwise, the beneficial owner of any securities covered by this statement held by any other person.

            (b) The principal  business address of the Reporting Persons is 1603
Orrington Avenue, Suite 1600, Evanston, Illinois 60201.

            (c) The principal business of NWOP I is investing in securities. The principal  occupation of Michael Brodsky is serving as a portfolio manager.  The principal  occupation of Thomas Muenster is serving as an asset manager.  Jay R.
Pritzker is a private investor.

----------------------                                    ----------------------
CUSIP No. 987413101                   13D                    Page 7 of 12 Pages
----------------------                                    ----------------------

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)  Michael  Brodsky,  Thomas  Muenster  and  Jay R.  Pritzker  are
citizens of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate purchase price of the 3,914,143 Shares owned by NWOP I is $15,428,530, including brokerage commissions. The Shares owned by NWOP I were acquired with its working capital.

            The  aggregate  purchase  price of the 2,000 Shares owned by Michael
Brodsky is $9,608,  including  brokerage  commissions.  The Shares  owned by Mr.
Brodsky were acquired with his personal funds.

Item 4.     PURPOSE OF TRANSACTION.

            The NWOP Parties purchased the Shares based on their belief that the
Shares,   when  purchased,   were  undervalued  and  represented  an  attractive
investment  opportunity.   Depending  upon  overall  market  conditions,   other
investment  opportunities available to the NWOP Parties, and the price levels of the Shares, the NWOP Parties may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private  transactions or otherwise,  on such terms and at such times as the NWOP Parties may deem advisable.

            The NWOP Parties have  converted to a Schedule 13D because they have engaged in  discussions  with the Issuer's  management and Board of Directors on the Issuer's  business  operations  and future plans and the  composition of the
Board of  Directors.  In the event NWOP I seeks  representation  on the Board of
Directors of the Issuer,  NWOP I may  recommend  Jay R.  Pritzker as a potential director of the Issuer.  No  Reporting  Person has any present  plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions  discussed  above.  The NWOP Parties intend to review their investment in the Issuer on a continuing basis and engage in discussions with  management,  the Board of Directors of the Issuer and other shareholders.  Depending on various factors including,  without limitation,  the
Issuer's  financial  position and investment  strategy,  the price levels of the
Shares,  conditions in the securities  markets and general economic and industry conditions, the NWOP Parties may in the future take such actions with respect to their  investment  in the  Issuer as they deem  appropriate  including,  without limitation,  seeking  Board  representation,  making  proposals  to  the  Issuer concerning changes to the  capitalization,  ownership structure or operations of the Issuer,  purchasing additional Shares,  selling some or all of their Shares, engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing  their  intention  with respect to any and all matters referred to in Item 4.

----------------------                                    ----------------------
CUSIP No. 987413101                   13D                    Page 8 of 12 Pages
----------------------                                    ----------------------

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  42,118,446  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's  Annual Report on Form
10-K for the year ended  December 31,  2006,  as filed with the  Securities  and
Exchange Commission on March 16, 2007.

            As of the close of business on April 2, 2007,  NWOP I owns 3,914,143
Shares,  constituting  approximately  9.3%  of the  Shares  outstanding.  As the
Special Manager of NWOP I, Thomas Muenster may be deemed to beneficially own the
3,914,143 Shares owned by NWOP I, constituting  approximately 9.3% of the Shares outstanding.  As the Managing Member of NWOP I, Michael Brodsky may be deemed to beneficially own the 3,914,143  Shares owned by NWOP I which,  together with the
2,000 Shares owned directly by Mr. Brodsky,  constitutes  approximately  9.3% of the Shares outstanding. Jay R. Pritzker does not beneficially own any securities of the Issuer.

            Each Reporting Person expressly  disclaims  beneficial  ownership of any  Shares  owned by each of the other  Reporting  Persons.  The filing of this statement by each of the Reporting  Persons shall not be considered an admission that such  Reporting  Persons,  for the purpose of Section  13(d),  13(g) or any other  Section of the Exchange Act, are the  beneficial  owners of any Shares in which such Reporting Persons do not have a pecuniary interest.

            (b) By virtue of their  positions  with NWOP I, Michael  Brodsky and
Thomas Muenster share with NWOP I the power to vote and dispose of the 3,914,143
Shares owned by NWOP I.  Michael  Brodsky has the sole power to vote and dispose of the 2,000 Shares he owns directly.

            (c) There  have been no  transactions  by the  Reporting  Persons in securities of the Issuer during the past 60 days.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

----------------------                                    ----------------------
CUSIP No. 987413101                   13D                    Page 9 of 12 Pages
----------------------                                    ----------------------

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint  Filing  Agreement  by  and  among  New  World  Opportunity
               Partners I, LLC,  Michael  Brodsky,  Thomas  Muenster  and Jay R.
               Pritzker, dated April 2, 2007.

----------------------                                    ----------------------
CUSIP No. 987413101                   13D                    Page 10 of 12 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2007              NEW WORLD OPPORTUNITY PARTNERS I, LLC

                                  By: /s/ Michael Brodsky
                                      ------------------------------------------
                                  Name: Michael Brodsky
                                  Title: Managing Member

                                  /s/ Michael Brodsky
                                  ----------------------------------------------
                                  MICHAEL BRODSKY

                                  /s/ Thomas Muenster
                                  ----------------------------------------------
                                  THOMAS MUENSTER

                                  /s/ Jay R. Pritzker
                                  ----------------------------------------------
                                  JAY R. PRITZKER

----------------------                                    ----------------------
CUSIP No. 987413101                   13D                    Page 11 of 12 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                               Page
      -------                                                               ----

1.    Joint Filing  Agreement by and among New World  Opportunity            12
      Partners I, LLC, Michael  Brodsky,  Thomas Muenster and Jay
      R. Pritzker, dated April 2, 2007.

----------------------                                    ----------------------
CUSIP No. 987413101                   13D                    Page 12 of 12 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf  of each of them of a  Statement  on  Schedule  13D  dated  April 2, 2007
(including  amendments  thereto) with respect to the Common Stock of Youbet.com,
Inc.  Each of the persons  named below is  responsible  for the timely filing of such Schedule 13D (including  amendments thereto),  and for the completeness and accuracy of the information  concerning such person contained therein;  but none of them is  responsible  for the  completeness  or accuracy  of the  information concerning the other persons making the filing,  unless such person knows or has reason to  believe  that such  information  is  inaccurate.  This  Joint  Filing
Agreement shall be filed as an Exhibit to such Statement.

Dated: April 2, 2007              NEW WORLD OPPORTUNITY PARTNERS I, LLC

                                  By: /s/ Michael Brodsky
                                      ------------------------------------------
                                  Name: Michael Brodsky
                                  Title: Managing Member

                                  /s/ Michael Brodsky
                                  ----------------------------------------------
                                  MICHAEL BRODSKY

                                  /s/ Thomas Muenster
                                  ----------------------------------------------
                                  THOMAS MUENSTER

                                  /s/ Jay R. Pritzker
                                  ----------------------------------------------
                                  JAY R. PRITZKER